SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                        International Leisure Hosts, Ltd.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   459759 10 6
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                                 (CUSIP Number)

                                  F. Ray Evarts
               1702 E. Highland, Suite 312, Phoenix, Arizona 85016
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 30, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

---------------------                                          -----------------
CUSIP NO. 459759 10 6                  13D                     Page 2 of 7 Pages
---------------------                                          -----------------

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   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             William S. Levine
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)                                                               [X]
           (b)                                                               [ ]
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   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS (See Instructions)

           OO
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   5       CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                [ ]

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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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               NUMBER OF                      7       SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                            17,500
                OWNED BY                ----------------------------------------
                 EACH                         8       SHARED VOTING POWER
               REPORTING
                PERSON                                404,288
                 WITH                   ----------------------------------------
                                              9       SOLE DISPOSITIVE POWER

                                                      17,500
                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER

                                                      404,288
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           421,788
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   12      CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES
           (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           60.7%
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   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
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                                   Page 2 of 7

---------------------                                          -----------------
CUSIP NO. 459759 10 6                  13D                     Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             F. Ray Evarts
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)                                                               [X]
           (b)                                                               [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
   5       CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
               NUMBER OF                      7       SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                            100
                OWNED BY                ----------------------------------------
                 EACH                         8       SHARED VOTING POWER
               REPORTING
                PERSON                                404,288
                 WITH                   ----------------------------------------
                                              9       SOLE DISPOSITIVE POWER

                                                      100
                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER

                                                      404,288
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           404,388
--------------------------------------------------------------------------------
   12      CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES
           (See Instructions)                                                [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           58.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
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                                   Page 3 of 7

Item 1.  Security and Issuer

                  This Statement relates to Common Stock, par value $.01 per share, of International Leisure Hosts, Ltd., a Wyoming corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1702 E. Highland, Suite 312, Phoenix, Arizona 85016.

Item 2.  Identity and Background

                  This Statement is being filed by:

                  (a)      William S. Levine and F. Ray Evarts.

                  (b)      1702 E. Highland, Suite 312, Phoenix, Arizona 85016.

                  (c)      Mr. Levine is the Chairman of Outdoor Systems, Inc.

                           Mr. Evarts is a Director and the Secretary of International Leisure Hosts, Ltd.

                  (d) To the best of each filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best of each filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration

                  Mr. Levine and Mr. Evarts serve as co-proxies (Mr. Evarts having succeeded Mr. Sauder on August 22, 1997 and Mr. Sauder and Mr. Levine having succeeded Mr. Lewinthal on March 12,
                  1997) to the  following  trusts  organized  under Arizona law:
                  1976 J.J. Fisher Trust, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli, 1992 Jennifer J. Walker Trust, 1992 Shawn D. Walker Trust,
                  1968 A.J. Nicoli Charitable Foundation and 1978 Nicoli Children's Trust (collectively, the "Trusts"). The Trusts and the Anthony J. Nicoli Trust dated 8/25/92 entered into a stock purchase agreement dated September 23, 1997, but executed on September 30, 1997 (the "Stock Purchase Agreement") with a single purchaser to sell an aggregate of 471,669 common shares for a total purchase price of approximately $3,500,000, of which 67,381 shares (the

                  "Signing Shares") were purchased at the signing of the agreement for $500,000. The balance of the purchase is subject to certain third party approvals and contractual conditions.

Item 4.  Purpose of Transaction

                  The purpose of the transaction was to effect a private sale of the Signing Shares.

Item 5.  Interest in Securities of the Issuer

                  (a) The aggregate number and percentage of the class and securities identified pursuant to Item 1 beneficially owned by each of Mr. Levine and Mr. Evarts include:
                           4,286 (0.6%) shares through Anthony J. Nicoli Trust dated 8/25/92; 52,714 (7.6%) shares through 1976 J.
                           J. Fisher Trust; 33,447 (4.8%) shares through Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli; 33,447 (4.8%) through Elizabeth
                           A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker; 33,447 (4.8%) shares through Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli; 30,012 (4.3%) shares through 1992 Jennifer J. Walker Trust; 47,156 (6.8%) shares through 1992 Shawn
                           D. Walker Trust; 79,743 (11.5) shares through 1968 A.J. Nicoli Charitable Foundation; and 90,036 (13%) shares through 1978 Nicoli Children's Trust.

                           Effective August 27, 1997, Mr. Evarts also succeeded Mr. Sauder as successor co-trustee of the first seven of these trusts.

                           The aggregate number and percentage of the class and securities identified pursuant to Item 1 beneficially owned by Mr. Levine also includes 17,500 shares (2.5%).

                           The aggregate number and percentage of the class and securities identified pursuant to Item 1 beneficially owned by Mr. Evarts also includes 100 shares (.1%).

                  (b) For Mr. Levine, the number of shares beneficially owned with:

                           (i)      Sole Voting Power - 17,500;
                           (ii)     Shared Voting Power - 404,288;
                           (iii)    Sole Dispositive Power - 17,500;
                           (iv)     Shared Dispositive Power - 404,288

                           For Mr. Evarts, the number of shares beneficially owned with:
                           (i)      Sole Voting Power - 100;
                           (ii)     Shared Voting Power - 404,288;
                           (iii)    Sole Dispositive Power - 100;
                           (iv)     Shared Dispositive Power - 404,288

                  (c) Other than the sale of the Signing Shares pursuant to the Stock Purchase Agreement and the appointment of Mr. Evarts as successor co-proxy to Mr. Sauder under the Irrevocable Proxy Agreement dated February 1, 1995 on August 22, 1997, Mr. Levine and Mr. Evarts have had no transactions in the class of securities reported on during the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Mr. Evarts and Mr. Levine are co-trustees and/or co-proxies under the Irrevocable Proxy Agreement dated February 1, 1995, and as such have the power to vote an aggregate of 404,288 shares of the Issuer's Common Stock held by the following trusts organized under Arizona law: Anthony J. Nicoli Trust dated 8/25/92, 1976 J.J. Fisher Trust, Elizabeth A. Nicoli
                  Children's Trust dated 12/12/74 FBO Joseph P. Nicoli, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli, 1992 Jennifer J. Walker Trust, 1992 Shawn
                  D. Walker Trust, 1968 A.J. Nicoli Charitable Foundation and 1978 Nicoli Children's Trust.

Item 7.  Exhibits

                  *        Stock Purchase Agreement, dated September 23, 1997.

* Incorporated by reference to Exhibit to Schedule 13D filed by Robert L. Walker on October 9, 1997, as amended, with respect to the Securities of the Issuer.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



         10/21/97
-----------------------------------
Date

         /s/ William S. Levine
-----------------------------------
Signature

         William S. Levine
-----------------------------------
Name/Title



         10/21/97
-----------------------------------
Date

         /s/ F. Ray Evarts
-----------------------------------
Signature

         F. Ray Evarts
-----------------------------------
Name/Title
                                   Page 7 of 7